March 18, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	H. Christopher Owings Ramin Olson Catherine Brown Milwood Hobbs Andrew Mew

Re:	ServiceSource International, LLC Registration Statement on Form S-1 Filed on December 20, 2010 File No. 333-171271

Ladies and Gentlemen:

On behalf of ServiceSource International, LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 15, 2011 relating to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (File No. 333-171271).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Amendment No. 3 to Registration Statement on Form S-1

Dilution, page 34

1.	Please explain to us and revise to provide transparent disclosure in footnotes regarding how you calculated the pro forma net tangible book value of $56 million with the per share amount of $0.97 as well as the pro forma as adjusted net tangible book value of $114 million with the corresponding per share amount of $1.74.

Securities and Exchange Commission

March 18, 2011

As discussed with Mr. Olson of the Staff, in response to the Staff’s comment, the Company undertakes to revise its disclosure in the final prospectus to be filed with the Commission pursuant to Rule 424(b). The revised disclosure will include the following, but will be updated with numbers that reflect the final pricing of the initial public offering:

The following paragraph will replace the current second paragraph under “Dilution.”

At December 31, 2010, our pro forma net tangible book value was approximately $56.0 million, or $0.97 per share of common stock. Pro forma net tangible book value per share represents the amount of our tangible assets less our liabilities, divided by the shares of common stock outstanding at December 31, 2010 after giving effect to the Conversion. After giving effect to our sale of 8.0 million shares of common stock in this offering at an assumed initial public offering price of $8.25, the midpoint of the price range set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value at December 31, 2010 would have been $114.2 million, or $1.74 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $0.77 per share to existing stockholders and immediate dilution of $6.51 per share to new investors.

The following footnotes will be added onto the line items in the first table under “Dilution.” Reference to footnote (1) will be added to the “Pro forma net tangible book value per share as of December 31, 2010” line. Reference to footnote (2) will be added to the “Pro forma as adjusted net tangible book value per share” line.

(1)	Our pro forma net tangible book value and pro forma net book value per share as of December 31, 2010 were calculated as follows (in thousands, except per share amount):

Stockholders’ equity	$33,884
Adjustments to deferred income tax assets and deferred income tax liabilities obtained in connection with the merger that is part of our Conversion, reflected as additional contribution from certain shareholders and a net adjustment to additional paid-in capital	6,663
Adjustments to deferred income tax assets and deferred income tax liabilities in connection with the Conversion, with a resulting net adjustment to retained earnings	22,014
Goodwill	(6,334)
Deferred debt issuance costs	(273)

Pro forma net tangible book value	$55,954

Pro forma shares outstanding	57,506
Pro forma net tangible book value per share	$0.97

Securities and Exchange Commission

March 18, 2011

(2)	Our pro forma as adjusted net tangible net book value and pro forma as adjusted net book value per share as of December 31, 2010 were calculated as follows (in thousands, except per share amount):

Pro forma net tangible book value	$55,954
Net proceeds from initial public offering	58,341
Recognition of a pre-payment penalty related to the retirement of our term loan, net of tax	(92)

Pro forma net tangible book value	$114,203

Pro forma as adjusted shares of common stock outstanding	65,506
Pro forma as adjusted net tangible book value per share	$1.74

Management’s Discussion and Analysis of Financial Condition and Results..., page 39

Critical Accounting Policies and Estimates, page 59

Stock-Based Compensation, page 60

Grants on December 16, 2010, page 65

2.	Refer to the sixth sentence of the fifth bullet point. We note your revised disclosure in response to comment 9 in our letter dated March 8, 2011. Please delete the word “its” and replace it with the word “the Company’s.”

The Company undertakes to replace the word “its” with the words “the Company’s” in the final prospectus.

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Securities and Exchange Commission

March 18, 2011

Please direct your questions or comments regarding the Company’s responses to me at (650) 849-3223. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Tony Jeffries

Enclosures

cc:	Paul Warenski

ServiceSource International, LLC

David Oppenheimer, CFO

ServiceSource International, LLC

Jeffrey D. Saper, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Sarah K. Solum, Esq.

Davis Polk & Wardwell LLP